Exhibit (6)(d)

AMENDED AND RESTATED FEE REDUCTION AGREEMENT

AGREEMENT made as of the 26th day of April 2010 and amended and restated as of October 15, 2018 between Eaton Vance Municipal Income Trust (the Fund) and Eaton Vance Management (the Adviser).

WHEREAS, the Fund has entered into an Investment Advisory Agreement (Advisory Agreement) with the Adviser, which Advisory Agreement provides that the Adviser shall be entitled to receive an asset-based fee payable at a specified rate based on the Fund’s average weekly gross assets (average gross assets);

WHEREAS, commencing May 1, 2010, at the request of the Independent Trustees of the Fund, the Adviser and the Fund entered into a Fee Reduction Agreement (Fee Reduction Agreement) to reduce the Fund’s advisory fee by 0.015% per annum and, thereafter, to reduce such fee an additional 0.015% per annum on each May 1st for the next nineteen years;

WHEREAS, pursuant to the Fee Reduction Agreement, the annual advisory fee rate applicable to the Fund currently is 0.565% per annum and, commencing November 1, 2018, the Adviser has agreed to reduce its advisory fee as described below and the Adviser and the Fund wish to memorialize such agreement in writing; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Fund and the Adviser hereby agree to amend the Fee Reduction Agreement as follows:

1.	Commencing November 1, 2018, the Adviser will reduce the advisory fee payable under the Advisory Agreement to 0.52% per annum. Thereafter, the advisory fee will be reduced an additional 0.015% per annum on each May 1st through 2029.

2.	This Agreement only may be terminated or amended upon the mutual written consent of a Fund and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Fund who are not interested persons of the Adviser or the Fund (the Independent Trustees) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund;

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of a Fund” shall the meaning specified in the Declaration of Trust of the Fund; and

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

Eaton Vance Municipal Income Trust

By: /s/ James F. Kirchner

James F. Kirchner

Treasurer

Eaton Vance Management

By: /s/ Maureen A. Gemma

Maureen A. Gemma

Vice President